MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 DEC 17 7:21

2nd December, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Qt
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

03045223

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

dlw 1/5

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

MOL MAGYAR OLAJ- ÉS GÁZIPARI RÉSZVÉNYTÁRSASÁG

MOL HUNGARIAN OIL AND GAS PLC.

03 DEC 17 7:21

INVESTOR NEWS

10 November, 2003

MOL has become INA's strategic partner following the completion of the acquisition of a 25 % plus one share stake

MOL Hungarian Oil and Gas Public Limited Company hereby announces that following the signing of the transaction agreements in July 2003, and the subsequent satisfaction of conditions precedent, MOL has become the strategic partner of INA with a shareholding of 25% plus one share.

The transaction was completed on 10 November 2003 following the fulfilment of conditions precedent that included the approval of Hungarian and Croatian Antimonopoly Authorities, and the waiver of the Slovenian Antimonopoly approval as a condition precedent. Such waiver is legally permissible in Slovenia and customary in cross border transactions where the approvals of several antimonopoly authorities are required. MOL believes that upon the receipt of all relevant information the Slovenian authority will also render its decision by the end of 2003.

In accordance with the contract, MOL has nominated two members of MOL's Executive Board, Mr. György Mosonyi, Group Chief Executive Officer of MOL and Zoltán Áldott Group Chief Strategy officer of MOL to be the members of the Supervisory Board of INA. With respect to the Management Board, MOL has delegated two managers from its senior management team, László Geszti to the Chief Financial Officer and Vice President position, to date the managing director of MOL's Refining and Marketing division, and Béla Cseh to the position of Corporate Service director, to date MOL's Health, safety and environmental protection Director.

With the completion of the transaction the first step of the privatisation process of the largest Croatian company has been successfully closed, enabling the partners to commence the joint daily work and co-operation in order to create a strong alliance in the regional oil industry.

The partners have a unique position in the fast growing Central European oil product market, with market leading positions in Croatia, Hungary and Slovakia and are strategically well positioned to expand further in Central Europe. MOL, INA and Slovnaft have a combined refining capacity of 450,000 bbl/day and nearly 1,200 retail stations across nine countries. Further the partners have proven reserves exceeding 500 mboe.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

13 November, 2003

MOL Plc. signed an agreement on the sale of its majority interest in MOL-Zakarpatya Ltd.

As a new step in its divestiture strategy MOL Hungarian Oil and Gas Plc. hereby announces that it has signed an agreement on the sale of its 99.5 percent holding in MOL-Zakarpatya Ltd., including the company's outstanding payables to MOL, to West Energy Industry Ltd. The purchase price of the company including the aforementioned receivables is HUF 266 million. The transaction will have no significant effect on MOL's reported profit. Closing of the transaction will take place following the payment of the full consideration.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
MOL Communications		+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

11 November, 2003

Announcement of MOL Plc.
on the dematerialization of shares issued by the Company

MOL Hungarian Oil and Gas Plc. hereby informs its shareholders that the dematerialization of ordinary printed shares closed in accordance with the resolution on dematerialization of the Extraordinary General Meeting of September 1, 2003. According to the closing, MOL cancelled ordinary printed shares of series 'A' (ISIN: HU0000010517), and the one registered series 'B' voting preference printed share on November 11, 2003.

The new ISIN identification number of the 'A' series dematerialized shares is: HU 0000068952.

The Company shall sell those dematerialized shares, issued in replacement of those shares that were not submitted, on the Budapest Stock Exchange within 6 months. The sale will be made with the assistance of a brokerage firm at the then prevailing price on the stock exchange.

The invalidated printed share is not negotiable, but its owner is entitled to request that the dematerialized share be credited to his security account by delivering the invalidated printed share. Following the sale of dematerialized shares replacing those shares not submitted, the owner of invalidated printed share may request the counter value of the sold dematerialized share. In order to accomplish the transfer it is necessary to open a security account at a depositary company. Following the opening of an account, the physical shares should be submitted to:

KELER Rt. (1075 Budapest, Asbóth u. 9-11.) open on workdays from 0900 to 1500 hrs.

Following the submission, the dematerialized shares will be transferred to the given security account within 5 working days.

Following the sale of the dematerialized shares, MOL shall pay the consideration to the last owner of the shares upon presentation of the invalidated shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

INVESTOR NEWS

20th November 2003

MOL and PKN ORLEN sign memorandum of understanding

MOL Hungarian Oil and Gas Plc. („MOL") and Polski Koncern Naftowy ORLEN SA („ORLEN") (together "the Companies") today – in the presence of the Prime Ministers of the Hungarian and Polish Republics – signed Memorandum of Understanding whereby they agreed intention to initiate co-operation in the Central and Eastern European oil sector.

The parties believe that this co-operation would allow both MOL and ORLEN to benefit from synergies and could present the opportunity to compete more effectively with the major global operators in the sector.

The Memorandum of Understanding provides for an initial period of exclusive consultation between MOL and ORLEN in respect of potential co-operation. The Companies have also agreed to establish working teams to assess the feasibility of further potential co-operative initiatives and to consider the structuring and timing of such initiatives.

Such potential co-operation may include the following:

- intention of implementation of cross-shareholding arrangements, whereby each party would acquire 10-15% of the share capital of the other party;
- assessment of the possibility of establishing an entity jointly owned by the parties initially to pursue joint business opportunities, including potential joint investments, and thereafter, subject to further review by the parties, to operate as a vehicle to manage selected segments of the business assets of both parties; and
- intention of a merger between MOL and ORLEN, exploring the strategic and economic merits

The signing of the Memorandum of Understanding represents an early stage in the discussions between MOL and ORLEN. Such discussions will only be pursued following the signing of the Memorandum of Understanding, through the formation of advisory teams by MOL and ORLEN and the appointment of external advisors.

The aforementioned co-operation initiatives will only be implemented following the signing of definitive agreements and obtaining required corporate / shareholder / regulatory approvals, where required.

Despite the fact that this understanding involves non-binding elements, the Companies believe it will serve as a useful measure and look forward to productive discussions between the MOL and ORLEN teams.

In a joint statement PM Leszek Miller and PM Péter Medgyessy, the respective Prime Ministers of the Polish Republic and the Republic of Hungary, indicated on behalf of the two Governments that they share the vision of the two companies to create a strong regional alliance and that they will fully support their efforts to establish such an alliance between MOL and ORLEN.

MOL HUNGARIAN OIL AND GAS PLC.

26th November 2003

The Competition Office is required to repeat its examination relating to MOL's wholesale pricing method between 1997 and 2000

MOL Hungarian Oil and Gas Company announces that today the Supreme Court approved the sentence of the Metropolitan Court, as court of first instance. According to this sentence the Competition Office is required to repeat the examination relating to MOL's wholesale pricing method between 1997-2000. The examination also has to be extended to the relation between the wholesale price and the unit production cost.

In 2000, the Hungarian Automotive Association brought an action against MOL with the Competition Office alleging that MOL breached applicable competition laws abusing its dominant position by charging excessively high prices for petrol and diesel. In January 2001, the Competition Office terminated this proceeding finding that MOL's pricing method did not constitute an abuse of market position. However, the Hungarian Automotive Association requested a judicial review of the proceedings. During the judicial review, the court found that the Competition Office's resolution was unfounded and ordered the Competition Office to hold new hearings in this regard. The court did approve the Competition Office's resolution that we did not breach applicable competition laws in relation to the retail market of MOL.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

25th November 2003

MOL made a public offer for Slovnaft's shares

MOL Hungarian Oil and Gas Company hereby announces that following the approval of the Slovak Financial Market Office, on 25 November it launched a public offer for all outstanding Slovnaft shares. The offering price is 1,379 SKK per share, and the offering period extends for 60 days. With this step MOL has satisfied the Slovak legal requirements. However, it is still MOL's considered opinion that the share transaction made on 20 March 2002 was manipulative and MOL will continue the connected legal proceedings launched earlier.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

28th November 2003

MOL exercised its TVK option right held by an investment subsidiary of Deutsche Bank Group

MOL Hungarian Oil and Gas Company hereby announces that on 28 November 2003 it exercised its option right relating to the 9.83% shareholding in TVK Rt. held by Matura GmbH, an investment subsidiary of Deutsche Bank Group based on an agreement concuded on 5 March, 2001 and later modified several times. As a consequence of the transaction, MOL's stake in TVK has increased from 34.5% to 44.3%.

The transaction is in line with MOL's strategy to develop and integrate the petrochemical business as acore element of our value chain.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924